AMERICAN RECOVERY PARTNERS LLC AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2021

(With Independent Accountants' Review Report Thereon)

LBMC MAKE A GOOD BUSINESS BETTER

AMERICAN RECOVERY PARTNERS LLC AND SUBSIDIARIES

Table of Contents

LBMC MAKE A GOOD BUSINESS BETTER

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors
American Recovery Partners LLC and Subsidiaries:

We have reviewed the accompanying consolidated financial statements of American Recovery Partners LLC and Subsidiaries (a limited liability company), which comprise the balance sheet as of December 31, 2021, and the related consolidated statements of operations, changes in member's deficit and cash flows for the period then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's consolidated financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of American Recovery Partners LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

LBMC, PC

Brentwood, Tennessee
April 18, 2022

AMERICAN RECOVERY PARTNERS LLC AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2021

(See Independent Accountants' Review Report)

Assets

Current assets:		
Cash and cash equivalents	$	227,422
Prepaid expenses		10,759
Total current assets		238,181
	$	238,181

Liabilities and Member's Deficit

Current liabilities:		
Accounts payable	$	3,467
Accrued expenses and other liabilities		82,928
Total current liabilities		86,395
Long-term debt		200,000
Total liabilities		286,395
Member's deficit:		
Member's deficit		(38,841)
Noncontrolling interest		(9,373)
Total member's deficit		(48,214)
	$	238,181

See accompanying notes to the consolidated financial statements.

AMERICAN RECOVERY PARTNERS LLC AND SUBSIDIARIES

Consolidated Statement of Operations

For the Period from May 6, 2021 through December 31, 2021

(See Independent Accountants' Review Report)

Net patient revenue	**$ 20,100**
Operating expenses:	
Salaries and benefits	**316,081**
Professional fees	**151,577**
Insurance and licenses	**96,146**
Other	**43,009**
Total operating expenses	**606,813**
Net loss	**(586,713)**
Net loss attributable to noncontrolling interest	**(9,373)**
Net loss attributable to American Recovery Partners LLC	**$ (577,340)**

See accompanying notes to the consolidated financial statements.

AMERICAN RECOVERY PARTNERS LLC AND SUBSIDIARIES

Consolidated Statement of Changes in Member's Deficit

For the Period from May 6, 2021 through December 31, 2021

(See Independent Accountants' Review Report)

	Member's Equity	Retained Deficit	Member's Deficit	Noncontrolling Interest
Member contributions	$ 538,499	$ -	$ 538,499	$ -
Net loss	-	(577,340)	(577,340)	(9,373)
Balance at December 31, 2021	$ 538,499	$ (577,340)	$ (38,841)	$ (9,373)

See accompanying notes to the consolidated financial statements.

AMERICAN RECOVERY PARTNERS LLC AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the Period from May 6, 2021 through December 31, 2021

(See Independent Accountants' Review Report)

Cash flows from operating activities:	
Net loss	$ (586,713)
Increase in operating assets:	
Prepaid expenses	(10,759)
Increase in operating liabilities:	
Accounts payable	3,467
Accrued expenses and other liabilities	82,928
Total adjustments	75,636
Net cash used in operating activities	(511,077)
Cash flows from financing activities:	
Proceeds from long-term debt	200,000
Member contributions	538,499
Net cash provided by financing activities	738,499
Increase in cash and cash equivalents	227,422
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 227,422

See accompanying notes to the consolidated financial statements.

(1) Nature of operations

American Recovery Partners LLC and Subsidiaries (collectively, the "Company") was formed on May 6, 2021 to provide treatment and peer support services to persons with mental illness and/or substance use disorder. The Company owns and operates two subsidiaries, InHome Recovery, LLC and Recovery Club of America, LLC, in order to market two brands and so that each subsidiary can employ and contract with personnel suitable for the services provided. InHome Recovery's services include detoxification and ongoing addiction treatment in the client's home and online, and those services were initiated in October 2021. Recovery Club America's services were launched beginning in November 2021 and its services are provided online and by telephone. InHome Recovery has a license to provide services on an outpatient basis to clients in Tennessee. Recovery Club America provides its services online to persons residing in Tennessee, Texas and several other states.

(2) Summary of significant accounting policies

(a) Principles of consolidation

These consolidated financial statements include the accounts of all of the company's wholly-owned and majority controlled subsidiary companies. Noncontrolling interest represents the equity portion of a consolidated subsidiary that is not owned by the Company. All significant intercompany accounts and transactions have been eliminated.

(b) Cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

(c) Receivables and credit policies

The Company receives payment for services rendered from individual clients and private health insurance carriers. The Company's policy is to state accounts receivable for services rendered at net realizable amounts. The Company manages cash collections of receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible amounts. While the Company does extend credit to clients, there were no outstanding receivables at December 31, 2021.

(d) Income taxes

The Company has been organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. As such, all federal and state taxable income and losses of the Company pass through to the individual member for inclusion in their personal income tax returns.

Under accounting principles generally accepted in the United States of America ("GAAP"), a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has no material uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

As of December 31, 2021, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files U.S. Federal and State of Tennessee income tax returns.

(e) Revenue recognition

All revenues of the Company are derived from therapy and peer support services rendered to clients with addiction and/or mental illness. The Company generally recognizes revenue over time as the services are provided. In accordance with professional standards, revenues are reported at the estimated net realizable amount from clients, third-party payors and others for services rendered, including retroactive adjustments to account for realized reimbursement rates paid by third-party payors.

(f) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2021 and April 18, 2022, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. See Note 7.

(3) Credit risk and other concentrations

The Company generally maintains cash and cash equivalents on deposit at banks in excess of federally insured amounts. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash and cash equivalents.

(4) Assets and liabilities measured at fair value

FASB ASC 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. These standards apply to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity including quoted market prices in active markets for identical assets (Level 1), or significant other observable inputs (Level 2) and the reporting entity's own assumptions about market participant assumptions (Level 3). The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2021.

(5) Commitments and contingencies

Leases

The Company utilizes office space under an operating lease. Rent expense under this lease amounted to $4,000 in 2021. A summary of approximate future minimum payments under this lease as of December 31, 2021 is as follows:

Year		Amount
2022	$	15,000
2023		15,000
2024		15,000
	$	45,000

It is expected that in the normal course of business, leases that expire will be renewed or replaced by other leases; thus, it is anticipated that future lease payments will not be less than the commitments for 2022.

Healthcare industry

The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government health care program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Recently, government activity has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse statutes and/or regulations by health care providers. Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Management believes that the Company is in compliance with fraud and abuse statutes, as well as other applicable government laws and regulations.

Healthcare reform

The health care industry is subject to changing political, regulatory, and other influences, along with various scientific and technological initiatives. In recent years, the U.S. Congress and certain state legislatures have passed a large number of laws and regulations intended to effect major change within the U.S. health care system, including the Affordable Care Act. The Affordable Care Act affects how health care services are covered, delivered and reimbursed through expanded health insurance coverage, reduced growth in Medicare program spending, reductions in Medicare and Medicaid Disproportionate Share Hospital payments, and the establishment of programs that tie reimbursement to quality and integration. However, there is uncertainty regarding the future of the Affordable Care Act. The law has been subject to legislative and regulatory changes and court challenges.

As currently structured, the Affordable Care Act expands coverage through a combination of private sector health insurance requirements, public program expansion and other reforms. Expansion of coverage through the private sector has been driven by requirements applicable to health insurers, employers, and individuals. Expansion in public program coverage has been driven primarily by expanding the categories of individuals eligible for Medicaid coverage and permitting individuals with relatively higher incomes to qualify.

There is uncertainty regarding the ongoing effect of the Affordable Care Act due to efforts to change, repeal or replace the Affordable Care Act, and the development of agency guidance, among other factors. There is also uncertainty regarding the potential impact of other reform efforts at the federal and state levels. For example, some members of Congress have proposed measures that would expand government-sponsored coverage, including proposals to expand coverage of federally-funded insurance programs as an alternative to private insurance or establish a single-payor system (such reforms often referred to as “Medicare for All”), and some states are considering similar measures. Other initiatives and proposals, including those aimed at price transparency and out-of-network charges, may impact prices and the relationships between health care providers and insurers.

General Economic and Demographic Factors

The health care industry is impacted by the overall United States economy. The COVID-19 pandemic has led, and may continue to lead, to a general worsening of economic conditions. Budget deficits at federal, state and local government entities have had a negative impact on spending for many health and human service programs, including Medicare, Medicaid and similar programs. It is anticipated that the federal deficit, the growing magnitude of Medicare and Medicaid expenditures and the aging of the United States population will continue to place pressure on government health care programs.

(6) Related party transactions

At December 31, 2021, accrued expenses and other liabilities includes amounts owed to the member totaling approximately $30,000.

On December 21, 2021 the member loaned the Company $200,000. The note bears interest at 9%, is unsecured and matures in January 2025. Interest is to be paid in-kind with the outstanding principal and interest due at maturity. The note is subject to prepayment provisions based on certain financial performance of the Company. The member has agreed not to demand prepayment during 2022.

(7) Subsequent events

During 2022, the Company implemented an employee incentive unit agreement and issued incentive units to key employees. The Company does not expect the compensation costs related to the issuance of such units to be material to the Company.

During 2022, the member made additional equity contributions of $500,000.

(8) Management's plans for future operations

The Company commenced operations in the fourth quarter of 2021 after investing capital in contractors and employees to develop policies and procedures, operating systems, information systems including its online community platform, and to provide services to its initial clients. The Company’s sole member has funded the Company’s launch and intends to provide additional debt or equity capital and will seek additional capital from other investors during 2022 in order to fund working capital needs until positive net cash flow is achieved on a consistent basis.